SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Affirm Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00827B106

(CUSIP Number)

April 25, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00827B106	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,499,514 (1)
	6	SHARED VOTING POWER 22,829,800(2)(3)(4)
	7	SOLE DISPOSITIVE POWER 4,499,514 (1)
	8	SHARED DISPOSITIVE POWER 22,829,800(2)(3)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,329,314 (3)(4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.64%(3)(4)(5)(6)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of Affirm Holdings, Inc. (the “Issuer”) held directly by the Reporting Person.

(2)

Consists of (i) 11,003,703 shares of Class B Common Stock, par value $0.00001 per share (“Class B Common Stock”), of the Issuer and (ii) 11,826,097 shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of the Issuer.

(3)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(4)	Reports holdings as of May 3, 2022.

(5)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 223,765,871 shares of Class A Common Stock outstanding as of February 9, 2022, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 and (ii) 11,003,703 shares of Class B Common Stock beneficially owned by the Reporting Person.

(6)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set for in footnote (2) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. The percentage reported does not reflect the fifteen for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 00827B106	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,829,800(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,829,800(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,829,800 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%(2)(3)(4)(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of (i) 11,003,703 shares of Class B Common Stock and (ii) 11,826,097 shares of Class A Common Stock.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(3)	Reports holdings as of May 3, 2022.

(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 223,765,871 shares of Class A Common Stock outstanding as of February 9, 2022, according to the Form 10-Q filed by the Issuer with the SEC on February 14, 2022 and (ii) 11,003,703 shares of Class B Common Stock beneficially owned by the Reporting Person.

(5)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set for in footnote (1) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. The percentage reported does not reflect the fifteen for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 00827B106	SCHEDULE 13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Jasmine Ventures Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,829,800(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,289,800(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,829,800(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%(2)(3)(4)(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of (i) 11,003,703 shares of Class B Common Stock and (ii) 11,826,097 shares of Class A Common Stock.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(3)	Reports holdings as of May 3, 2022.

(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 223,765,871 shares of Class A Common Stock outstanding as of February 9, 2022, according to the Form 10-Q filed by the Issuer with the SEC on February 14, 2022 and (ii) 11,003,703 shares of Class B Common Stock beneficially owned by the Reporting Person.

(5)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set for in footnote (1) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. The percentage reported does not reflect the fifteen for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 00827B106	SCHEDULE 13G	Page 5 of 7 Pages

Explanatory Note

The following constitutes Amendment No. 1 to the joint filing on Schedule 13G by GIC Private Limited, GIC Special Investments Private Limited and Jasmine Ventures Pte. Ltd. (each a “Reporting Person” and, together, the “Reporting Persons”) originally filed with the Securities and Exchange Commission on February 11, 2022 (the “Initial Schedule 13G”). The Reporting Persons are filing this Amendment No. 1 to the Initial Schedule 13G to report their beneficial ownership in the securities of the Issuer (as defined below) pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934.

Item 1(a).	Name of Issuer:

Affirm Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Affirm Holdings, Inc.

650 California Street

San Francisco, California 94108

Item 2(a).	Name of Person Filing:

GIC Private Limited

GIC Special Investments Private Limited

Jasmine Ventures Pte. Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Jasmine Ventures Pte. Ltd. – Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

00827B106.

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Ownership information with respect to GIC Private Limited (“GIC”), GIC Special Investments Private Limited (“GIC SI”) and Jasmine Ventures Pte. Ltd. (“Jasmine”) is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Jasmine shares the power to vote and the power to dispose of all of the shares of Class A Common Stock held directly by it with GIC SI and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore. GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

CUSIP No. 00827B106	SCHEDULE 13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

Dated: May 3, 2022	By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President

	By:	/s/ Diane Liang
Name: Diane Liang
Title: Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

Dated: May 3, 2022	By:	/s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director

JASMINE VENTURES PTE. LTD.

Dated: May 3, 2022	By:	/s/ Ankur Meattle
Name: Ankur Meattle
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 11, 2022)